UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                  SCIENTIFIC INDUSTRIES, INC.
                      (Name of Issuer)

                 Common Stock, $0.05 par value
                (Title of Class of Securities)

                         808757108
                      ______________
                      (CUSIP Number)

                      Grace S. Morin
             c/o Altamira Instruments, Inc.
                     149 Delta Drive
            Pittsburgh, Pennsylvania 15238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                  With  a copy to:
Leo Silverstein, Esq., Reitler Kailas & Rosenblatt LLC,
885 Third Avenue, 20th Floor, New York, NY 10022  (212-209-3050)

                   November 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP N0.: 808757108
-----------------------------------------------------------------------
1)	NAME OF REPORTING PERSON
	Grace S. Morin

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
-----------------------------------------------------------------------
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [  ]
										(b) [x]
-----------------------------------------------------------------------
3)	SEC Use Only
 ----------------------------------------------------------------------
4)	SOURCE OF FUNDS         					PF
-----------------------------------------------------------------------
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 	PURSUANT TO ITEMS 2(d) OR 2(e)           				[  ]
-----------------------------------------------------------------------
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
-----------------------------------------------------------------------
NUMBER OF		7)	SOLE VOTING POWER		82,950
SHARES                        -----------------------------------------
BENEFICIALLY	8)	SHARED VOTING POWER		[	]
OWNED BY    	             ----------------------------------------
EACH			9)	SOLE DISPOSITIVE POWER		82,950
REPORTING		-----------------------------------------------------
PERSON WITH    	10)	SHARED DISPOSITIVE POWER 	[	]

			-----------------------------------------------------
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

			87,783
-----------------------------------------------------------------------
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES 						[  ]
-----------------------------------------------------------------------
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
-----------------------------------------------------------------------
14)	TYPE OF REPORTING PERSON  				IN
-----------------------------------------------------------------------



CUSIP N0.: 808757108
-----------------------------------------------------------------------
1)	NAME OF REPORTING PERSON
	Brookman P. March

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
-----------------------------------------------------------------------
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [  ]
										(b) [x]
-----------------------------------------------------------------------
3)	SEC Use Only
 ----------------------------------------------------------------------
4)	SOURCE OF FUNDS         					SC
-----------------------------------------------------------------------
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 	PURSUANT TO ITEMS 2(d) OR 2(e)           				[  ]
-----------------------------------------------------------------------
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
-----------------------------------------------------------------------
NUMBER OF		7)	SOLE VOTING POWER		4,833
SHARES                        -----------------------------------------
BENEFICIALLY	8)	SHARED VOTING POWER		[	]
OWNED BY    	             ----------------------------------------
EACH			9)	SOLE DISPOSITIVE POWER		4,833
REPORTING		-----------------------------------------------------
PERSON WITH    	10)	SHARED DISPOSITIVE POWER 	[	]

-----------------------------------------------------------------------
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

			87,783
-----------------------------------------------------------------------
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES 						[  ]
-----------------------------------------------------------------------
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.9%
-----------------------------------------------------------------------
14)	TYPE OF REPORTING PERSON  				IN
-----------------------------------------------------------------------



ITEM 1. SECURITY AND ISSUER

	This Statement relates to the common stock, $.05 par value (the "Common Stock") of Scientific Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 70 Orville Drive, Bohemia, New York 11716.

ITEM 2. IDENTITY AND BACKGROUND

	(a)	This statement is being filed by Ms. Grace S. Morin
("Morin"), and Mr. Brookman P, March ("March"), her husband
(collectively, the "Reporting Persons").

(b)	The business office of the Reporting Persons is c/o Altamira
Instruments, Inc., 149 Delta Drive, Pittsburgh, Pennsylvania 15238.

(c)	The principal occupation of Ms. Morin is consultant to Altamira and a member of the board of directors of the Company. The principal business of Mr. March is President and Director of Marketing and Sales of the Company's subsidiary, Altamira Instruments, Inc.

(d)	During the last five (5) years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Morin and Mr. March are citizens of the United States of
America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 30, 2006, Ms. Morin acquired 112,950 shares of the Company's Common Stock pursuant to a Stock Purchase Agreement whereby the Company acquired all of the outstanding capital stock of Altamira Instruments, Inc. for cash of $361,000 and an aggregate 125,000 shares. Ms. Morin was the President and principal stockholder of Altamira since December 2003 until its acquisition. She sold 30,000 shares in a private transaction on May 15, 2008.

Mr. March, the husband of Ms. Morin, was granted on December 2, 2009 five year stock options by the Company under its 2002 Stock Option Plan to purchase 6,500 shares at a price of $3.07 per share, market price on the date of grant. Of the 6,500 options, 4,000 were granted under his employment agreement providing for his employment as President and Director of Sales and Marketing of Altamira in satisfaction of $6,900 of a salary increase and 2,500 valued at $4,100 were granted to him as a bonus for his services during the 12 months ended November 30, 2009.


ITEM 4. PURPOSE OF TRANSACTION

The disclosure set forth in Item 3 is hereby incorporated by reference.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each Reporting Person reserves the right from time to time to acquire or dispose of shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)	As of the date hereof, (i) Ms. Morin owns 82,950 shares of Common
Stock (which represents 6.9% of the outstanding shares of Common Stock), exclusive of 4,833 shares of Common Stock issuable upon exercise within 60 days of the date herewith of options held by Mr. March, as to which she disclaims beneficial ownership, and (ii) Mr. March beneficially owns 4,833 shares of Common Stock of the Company which shares are issuable upon exercise within 60 days of the date herewith of options issued under the 2002 Stock Option Plan of the Company, and which represents .4% of the outstanding shares of Common Stock of the Company. The aforesaid percentages are calculated based upon 1,196,577 outstanding shares of Common Stock of the Company as of October 29, 2010 as reported in the Company's Quarterly Report on Form 10-Q, dated November 12, 2010, for the three months ended September 30, 2010.

(b)	Ms. Morin has the sole power to vote and dispose of 82,950 shares of Common Stock of the Company and Mr. March has sole power to vote and dispose of the 4,833 shares of Common Stock of the Company upon exercise of the options.

(c)	The Reporting Persons have not effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d)	No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Persons, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Agreement Regarding Joint Filing of Schedule 13D.

Stock Purchase Agreement dated as of November 30, 2006 between Ms. Morin and other sellers of the capital stock of Altamira Instruments, Inc. named therein incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 5, 2006.

Employment Agreement dated as of October 12, 2010 between Altamira Instruments, Inc. and Mr. March incorporated by reference as Exhibit 10A-1 to the Company's Current Report on Form 8-K filed on October 13, 2010.

Company's Stock Option Agreements dated December 2, 2009 with Mr. March.




                                     SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2010


							/s/ Grace S. Morin
                                          _________________________
							Grace S. Morin


                                          /s/ Brookman P. March
							_________________________
							Brookman P. March




AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________


The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 29, 2010


                                          /s /Grace S. Morin
                                          _________________________
							Grace S. Morin



							/s/Brookman P. March
                                          _________________________
							Brookman P. March